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Anna T. Pinedo
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F: +1 212 849 5767
APinedo@mayerbrown.com

March 13, 2025 Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street NE Washington, DC 20549 Attention: Blake Grady
Re: InMode Ltd. Schedule 13D filed January 16, 2025 by Moshe Mizrahy File No. 005-91402
Dear Mr. Grady:

On behalf of our client, InMode Ltd. (the “Company”), we set forth below the Company’s responses to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) received on March 11, 2025 responding to the undersigned’s letter to the Staff, dated March 11, 2025, regarding the Schedule 13D filed on January 16, 2025 by Moshe Mizrahy (the “Schedule 13D”).  For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses.

If known by Mr. Mizrahy, provide the exact date on which the reporting person crossed the 5% ownership threshold.

Mr. Mizrahy was not aware of the exact date in December 2024 on which he crossed the 5% ownership threshold as a result of the Company’s repurchase of shares.  Mr. Mizrahy first became aware that he crossed the 5% ownership threshold following the Company’s receipt of the monthly ownership report from the Company’s transfer agent in January 2025, at which time he was able to retrospectively calculate ownership information as of the prior month end (December 31, 2024).  Mr. Mizrahy had not crossed the 5% ownership threshold as of November 30, 2024.

File an amendment to Schedule 13D removing or revising the language in Item 3 of Schedule 13D relating to any purchases made during the 60-day period preceding the filing date.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master)
and Tauil & Chequer Advogados (a Brazilian law partnership).

Securities and Exchange Commission Blake Grady
March 13, 2025

Mr. Mizrahy filed an amendment to the Schedule 13D filing removing the referenced language in Item 3.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo, at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:      Moshe Mizrahy, Chief Executive Officer, InMode Ltd.
Brian Hirshberg, Esq., Mayer Brown LLP